G2 Ventures, Inc.

Three Galleria Tower

13155 Noel Road, Suite 1810

Dallas, TX 75240

November 10, 2009

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	G2 Ventures, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008 filed March 30, 2009

Form 10-Q for Quarter Ended March 31, 2009 filed April 22, 2009

Form 10-Q for Quarter Ended June 30, 2009 filed August 3, 2009

File No. 333-108715

Dear Ms. Jenkins:

Regarding your comment letter of November 5, 2009, we provide the following responses:

Form 10-K for Fiscal Year Ended December 31, 2008

Management’s Report on Internal Control Over Financial Reporting, page 20.

1.	We note your statement that as of December 31, 2008 there were no material weaknesses in your internal control over financial reporting. Please revise to state in unequivocal language whether your internal control over financial reporting was effective or ineffective.

The Company will revise its Form 10-K for fiscal year ended December 31, 2008 to change the last sentence in the above-referenced section to read:

“Based on this evaluation, management has determined that as of December 31, 2008, our internal controls over financial reporting are effective and there were no weaknesses in our internal controls over financial reporting.”

Coincident with the filing of this correspondence, the Company is filing an amendment to its Form 10-K for year ended December 31, 2008 reflecting the above-mentioned change. Per your request for a marked copy of the amendment, the filed revision will contain the appropriate tags to facilitate your review of the changes. Said amendment does not include the Company’s financial statements which were filed in the original filing.

Ms. Tia Jenkins

Senior Assistant Chief Accountant

November 10, 2009

Page Two

Form 10-Q for the Quarter Ended March 31, 2009 and

Form 10-Q for the Quarter Ended June 30, 2009

Section 302 Certifications

2.	We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respect:

•	The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

Please confirm to us in future filings you will revise your certifications to address the matter noted above.

The Company acknowledges its error in not providing the appropriate language in the two above-mentioned Form 10-Qs as well as the Form 10-Q for the Quarter Ended September 30, 2009 which it filed on November 3, 2009. We confirm that we will revise our certifications to be filed with future Form 10-Qs to address the matter noted above.

In conclusion, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

G2 VENTURES, INC.

/s/ Gust Kepler
Gust Kepler
Chief Executive Officer